FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement which will be published in Brazil on
28 February 2013 by HSBC Seguros (Brasil) S. A., a 99.76%* directly held subsidiary of HSBC Bank Brasil S.A.

28 February 2013

HSBC SEGUROS (BRASIL) S.A.
2012 ANNUAL RESULTS - HIGHLIGHTS

• Net profit for the year ended 31 December 2012 was BRL523m, an increase of BRL70m, or 15.5%, compared to BRL453m in 2011.

• Profit before tax and profit sharing for the year ended 31 December 2012 was BRL784m, an increase of BRL126m, or 19.1%, compared to BRL658m in 2011.

• Earned premiums for the year ended 31 December 2012 were BRL879m, an increase of BRL113m, or 14.8%, compared to BRL766m in 2011.

• Insurance claims for the year ended 31 December 2012 were BRL243m, an decrease of BRL11m, or 4.3%, compared to BRL254m in 2011.

• Operational expenses for the year ended 31 December 2012 were BRL173m, down BRL11m, or 6.0% compared to BRL184m in 2011.

• Technical reserves at 31 December 2012 were BRL484m, down BRL22m, or 4.4% compared to BRL506m as at 31 December 2011.

• Total assets at 31 December 2012 were BRL1,866m, down BRL817m, or 30.5% compared to BRL2,683m as at 31 December 2011.

•Return on average shareholders' equity of 33.3% in 2012 (23.8% in 2011).

The financial statements have been prepared and presented in accordance with the provisions of the Corporate Laws 6.404/76, 11.638/07 and 430/12, which require adherence to the Brazilian GAAP (Generally Accepted Accounting Principles) and have been audited by KPMG.

HSBC Seguros (Brasil) S.A. and its subsidiaries are required to file financial information half-yearly. The filing deadline established by the local regulator (Superintendency of Private Insurance - SUSEP) for 2013 is the 28th February. Given that the financial information will be available in the public domain, HSBC has elected to file this release.

The financial statements of HSBC Seguros (Brasil) S.A. are presented on an individual basis comprising the following subsidiaries results using the equity method:

a) HSBC Vida e Previdência (Brasil) S. A.: It was applied the equity method until 30 September, 2011 as after this date this entity was transferred from the Insurance Consolidated Group to under HSBC Serviços e Participações Group. The equity results contribution of HSBC Vida e Previdência (Brasil) S. A to HSBC Seguros (Brasil) S.A. net profit in 2011 was BRL22m.
b) HSBC Empresa de Capitalização (Brasil) S. A., and
c) HSBC Capitalização (Brasil) S. A.

Figures are stated solely in Brazilian reais (BRL).

* Percentage refers to ordinary shares only.

Media enquiries to:

Renata Binotto	Alcides Ferreira Filho	Martin Peusner
Senior Press Officer	CAO HSBC Brasil	CFO HSBC Brasil
+55 41 3847- 5786	+55 41 3777- 8114	+55 41 3777- 8159
renata.binotto@hsbc.com.br	alcides.ferreira@hsbc.com.br	martin.peusner@hsbc.com.br

Notes to editors:

1. HSBC Seguros (Brasil) S.A.
HSBC Seguros (Brasil) S.A. is a subsidiary of HSBC Bank (Brasil) S.A. - Banco Múltiplo, and it is part of an integrated financial services business. The company and its subsidiaries manufacture life, personal accident policies, capitalization and pension plans, sold through the HSBC Brazil branch network, as well as independent brokers. HSBC Seguros (Brasil) S.A. and its subsidiaries had a total of 252 employees at 31 December 2012.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organizations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 28 February 2013